SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . .11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Simpson Manufacturing Co., Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829073105

(CUSIP Number)

Douglas L. Hammer, Esq.
Shartsis Friese & Ginsburg, LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 829073105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Simpson PSB Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[XX]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 822,310

	8.	Shared Voting Power

	9.	Sole Dispositive Power 822,310

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 822,310

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 3.3

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barclay Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,008,169

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 5,008,169

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,018,171

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.4

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Simpson Investment Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.0

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. John B. Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 454,896

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 454,896

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,898

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.9

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anne Simpson Gattis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 403,416

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 403,416

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 413,418

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.7

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jean D. Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 363,753

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 363,753

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.5

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey Philip Gainsborough

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.0

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Julie Marie Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,000

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 110,000

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.5

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth Simpson Murray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,600

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 106,600

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,602

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.5

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Amy Catherine Simpson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[XX]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 113,200

	8.	Shared Voting Power 10,002

	9.	Sole Dispositive Power 113,200

	10.	Shared Dispositive Power 10,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,202

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.5

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Simpson Manufacturing Co., Inc. (“SSD”).  The principal executive office of SSD is located at 4120 Dublin Boulevard, Suite 400, Dublin, CA  94568.

Item 2.	Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)           Simpson PSB Fund (“PSB”) is a California nonprofit public benefit corporation.  The executive officers of PSB are Barclay Simpson, president; Charles A. Lee, secretary and chief financial officer; and Sharon Simpson, vice president.  The directors of PSB are Barclay Simpson, Charles A. Lee, Sharon Simpson, Thomas J Fitzmyers, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray and Amy Catherine Simpson.  Simpson Investment Company (“SIC”) is a California general partnership whose general partners are Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray and Amy Catherine Simpson.

(b)           The business address of Simpson PSB Fund is 3669 Mount Diablo Boulevard, Lafayette, CA  94549.  The business address of SIC, Barclay Simpson and Thomas J Fitzmyers is listed in Item 1 above.  Charles A. Lee’s business address is One Bates Boulevard, Suite 300, Orinda, CA  94563-2800.  Dr. John B. Simpson's business address is the University of California, Santa Cruz, 296 McHenry Library, Santa Cruz, CA  95064.  Jeffrey Philip Gainsborough's business address is 4702 FM 1960 West, Suite 131, Houston, TX  77069.  Jean D. Simpson's residence address is 227 Bonita Ave., Piedmont, CA  94611.  Julie Marie Simpson's residence address is 6180 Via Escondido, Malibu, CA  90263.  Amy Catherine Simpson's residence address is P.O. Box 4574, Incline Village, NV 89450.  Elizabeth Simpson Murray's residence address is 1107 Kagawa St., Pacific Palisades, CA  90272.  Anne Simpson Gattis' residence address is 29 Charles Hill Road, Orinda, CA 94563.  Sharon Simpson’s residence address is 520 Miner Road, Orinda, CA  94563.

(c)           Barclay Simpson is chairman of the board of directors of SSD.  Thomas J Fitzmyers is president, chief executive officer and a director of SSD.  See Item 1 above for the address of SSD.  Charles A. Lee is a partner of Guidotti & Lee.  SIC is a family partnership engaged in investment activities.  Barclay Simpson is the managing general partner of SIC and the father of SIC’s other general partners.  Dr. John B. Simpson is executive vice chancellor and campus provost at the University of California, Santa Cruz.  Jeffrey Philip Gainsborough is president of Gainsborough Mortgage, Inc.  See section (b) above for their business addresses.  Jean D. Simpson is a schoolteacher.  Julie Marie Simpson is a marketer and jewelry designer.  Amy Catherine Simpson, until recently, was the chef and owner of Jack Rabbit Moon.  Elizabeth Simpson Murray is self-employed as an actress.  Anne Simpson Gattis is a homemaker.  Sharon Simpson is a homemaker.  Jean D. Simpson, Julie Marie Simpson, Amy Catherine Simpson, Elizabeth Simpson Murray, Anne Simpson Gattis and Sharon Simpson have no business addresses.

(d) During the last five years, none of the persons listed in section (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the persons listed in section (a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of such natural persons are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration
The source and amount of funds used in purchasing Stock were as follows:

Purchaser	Source of Funds	Amount
PSB	Stock was acquired by gift	0
SIC	Other	0
Barclay Simpson	PF	Nominal
Dr. John B. Simpson	Other	0
Anne Simpson Gattis	Other	0
Jean D. Simpson	Other	0
Jeffrey Philip Gainsborough	Other	0
Julie Marie Simpson	Other	0
Elizabeth Simpson Murray	Other	0
Amy Catherine Simpson	Other	0
Thomas J Fitzmyers	PF	$248,227.84
Sharon Simpson	Other	0

Item 4.	Purpose of Transaction

Barclay Simpson made a charitable donation of 2,000,000 shares of Stock to PSB on January 31, 2003.  PSB sold 1,202,690 shares of Stock pursuant to a registration statement on Form S-3, filed with the SEC on February 14, 2003 (Registration No. 333-102910), for the purpose of providing funds for PSB’s charitable endeavors.

Item 5.	Interest in Securities of the Issuer
The beneficial ownership of the Stock by each person named in Item 2 of this statement is as follows at the date hereof:

	Aggregate Beneficially Owned			Voting Power				Dispositive Power
Name	Number		Percent	Sole		Shared		Sole		Shared
PSB	822,310		3.3	822,310				822,310

SIC	10,002		0.0			10,002				10,002

Barclay Simpson	5,018,171	(1)(2)(3)	20.4	5,008,169	(1)(2)	10,002	(3)	5,008,169	(1)(2)	10,002	(3)

Dr. John B. Simpson	464,898	(3)	1.9	454,896		10,002	(3)	454,896		10,002	(3)

Anne Simpson Gattis	413,418	(3)	1.7	403,416		10,002	(3)	403,416		10,002	(3)

Jean D. Simpson	373,755	(3)	1.5	363,753		10,002	(3)	363,753		10,002	(3)

Jeffrey Philip Gainsborough	10,002	(3)	0.0			10,002	(3)			10,002	(3)

Julie Marie Simpson	120,002	(3)	0.5	110,000		10,002	(3)	110,000		10,002	(3)

Elizabeth Simpson Murray	116,602	(3)	0.5	106,600		10,002	(3)	106,600		10,002	(3)

Amy Catherine Simpson	123,302	(3)	0.5	113,200		10,002	(3)	113,200		10,002	(3)

Thomas J Fitzmyers	487,414	(4)(5)	2.0	487,414	(4)(5)			487,414	(4)(5)

Sharon Simpson	540		0.0	540				540

(1)  Includes 1,750 shares of Stock receivable on exercise of an option that is exercisable within 60 days.

(2)  Includes 4,277 shares of Stock owned indirectly through SSD’s profit sharing trust.

(3)  Includes 10,002 shares of Stock held by SIC.

(4)  Includes 33,750 shares of Stock receivable on exercise of an option that is exercisable within 60 days.

(5)  Includes 10,400 shares of stock owned indirectly through SSD’s profit sharing trust.

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons named in Item 2 since Amendment No. 3 to this Schedule 13D was filed on January 31, 2003:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
PSB	Sale	3/5/03	977,690	$32

PSB	Sale	3/10/03	225,000	$32

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Barclay Simpson, Dr. John B. Simpson, Anne Simpson Gattis, Jean D. Simpson, Jeffrey Philip Gainsborough, Julie Marie Simpson, Elizabeth Simpson Murray, and Amy Catherine Simpson are the general partners of SIC, pursuant to SIC's partnership agreement.  As the managing general partner of SIC, and as attorney-in-fact for the other reporting persons, Barclay Simpson has the authority, among other things, to invest the funds of SIC in the Stock, to vote and dispose of the Stock and to file this statement on behalf of SIC and the other general partners.

Barclay Simpson and Thomas J Fitzmyers participate in the SSD 1994 Stock Option Plan (the "Plan"), which is described on pages 5 through 10 of Exhibit B hereto.  A copy of the Plan is Exhibit C hereto.  Barclay Simpson holds Nonstatutory Stock Options granted under the Plan, entitling him to purchase up to 2,000 shares of Stock, of which 1,750 shares of Stock may be purchased within 60 days.  Thomas J Fitzmyers holds Nonstatutory Stock Options granted under the Plan, entitling him to purchase up to 36,000 shares of Stock, of which 33,750 shares of Stock may be purchased within 60 days.

On January 31, 2003, SSD filed a registration statement for an offering of 2,000,000 shares of SSD held by PSB.  PSB engaged du Pasquier & Co., Inc. and CJS Securities to sell these shares publicly.  SSD withdrew 797,310 shares from registration on March 26, 2003.

Item 7.	Material to Be Filed as Exhibits
A. Agreement Regarding Joint Filing of Statement on Schedule 13D is incorporated herein by reference to Amendment No. 3 to this Schedule 13D filed on January 31, 2003.

B.            Matter under the heading “Proposal No. 2 Approval of Amendment of the Simpson Manufacturing Co., Inc. 1994 Stock Option Plan,” in SSD’s  Proxy Statement dated June 24, 2002, is incorporated herein by reference.

C. Simpson Manufacturing Co., Inc. 1994 Stock Option Plan is incorporated herein by reference to Exhibit 4.1 to SSD’s Form S-8 Registration Statement filed on July 30, 2002.

C. SIC Partnership Agreement is incorporated by reference to Amendment No. 1 to this Schedule 13D filed on November 7, 1996.

D. Form of Finder’s Agreement is incorporated by reference to SSD’s Form S-3 Registration Statement filed on January 31, 2003.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 26, 2003

SIMPSON INVESTMENT COMPANY		SIMPSON PSB FUND

By:	/s/ Barclay Simpson	By:	/s/ Barclay Simpson
	Barclay Simpson		Barclay Simpson
	Managing General Partner		President

Dr. John B. Simpson
Anne Simpson Gattis		/s/ Barclay Simpson
Jean D. Simpson		Barclay Simpson
Jeffrey Philip Gainsborough
Julie Marie Simpson
Elizabeth Simpson Murray
Amy Catherine Simpson

By:	/s/ Barclay Simpson
Barclay Simpson
Attorney-In-Fact